UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Zura Bio Ltd
(Name of Issuer)
Class A Ordinary Shares
(Title of Class of Securities)
G9TY5A101
(CUSIP Number)
September 11, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	G9TY5A101

1	Names of Reporting Persons
Athanor Capital, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,001,633
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,001,633
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,001,633
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
1.49%
12	Type of Reporting Person (See Instructions)
PN, IA

SCHEDULE 13G/A

CUSIP No.	G9TY5A101

1	Names of Reporting Persons
Athanor Capital GP, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,001,633
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,001,633
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,001,633
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
1.49%
12	Type of Reporting Person (See Instructions)
HC

SCHEDULE 13G/A

CUSIP No.	G9TY5A101

1	Names of Reporting Persons
Parvinder Thiara
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,001,633
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,001,633
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,001,633
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
1.49%
12	Type of Reporting Person (See Instructions)
HC, IN

Item 1.

(a)       Name of Issuer: Zura Bio Ltd

(b)       Address of Issuer’s Principal Executive Offices: 1489 W. Warm Springs Rd. #110 Henderson, NV

Item 2.
(a)	Name of Person Filing:

Athanor Capital, LP

Athanor Capital GP, LLC

Parvinder Thiara

Collectively the “Filers.”

(b)	Address of Principal Business Office or, if None, Residence:

The address for the Filers is W 57th Street Suite 09-126 (11th Floor for Mail), New York, NY 10019.

(c)	Citizenship:

The citizenship for Athanor Capital, LP and Athanor Capital GP, LLC is Delaware.

The citizenship for Parvinder Thiara is the United States.

(d)	Title and Class of Securities: Class A Ordinary Shares
(e)	CUSIP No.: G9TY5A101
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership

Ownership for each of the Filers can be found on the individual cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2024

Athanor Capital, LP

/s/ Parvinder Thiara

Parvinder Thiara

Chief Compliance Officer

Athanor Capital GP, LLC

/s/ Parvinder Thiara

Parvinder Thiara

Managing Member

Parvinder Thiara

/s/ Parvinder Thiara

Parvinder Thiara

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).